Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

(Restated)

	2010	2009	2008
Earnings
Income before income taxes	$1,788	$1,558	$1,379
Fixed charges	489	479	446
Less: interest capitalized during period	(6)	(5)	(8)

	$2,271	$2,032	$1,817

Fixed Charges
Interest (expensed or capitalized)	$319	$316	$304
Portion of rent expense representative of interest	170	163	142

	$489	$479	$446

Ratio of earnings to fixed charges	4.6	4.2	4.1